UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Domino’s Pizza, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

25754A201
CUSIP Number

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No.: 25754A201

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 844,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 844,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.45%
12	TYPE OF REPORTING PERSON PN

Page 2 of 11 Pages

CUSIP No.: 25754A201

1	NAME OF REPORTING PERSON Blue Harbour Strategic Value Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 562,155
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 562,155
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,155 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.96%
12	TYPE OF REPORTING PERSON PN

* The aggregate amount in Row 9 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

Page 3 of 11 Pages

CUSIP No.: 25754A201

1	NAME OF REPORTING PERSON Blue Harbour Institutional Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 282,345
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 282,345
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,345 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.48%
12	TYPE OF REPORTING PERSON PN

* The aggregate amount in Row 9 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP

Page 4 of 11 Pages

CUSIP No.: 25754A201

1	NAME OF REPORTING PERSON Blue Harbour GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 844,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 844,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.45%
12	TYPE OF REPORTING PERSON OO

Page 5 of 11 Pages

CUSIP No.: 25754A201

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 844,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 844,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.45%
12	TYPE OF REPORTING PERSON OO

Page 6 of 11 Pages

CUSIP No.:  25754A201

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 844,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 844,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.45%
12	TYPE OF REPORTING PERSON IN

Page 7 of 11 Pages

Item 1.  Name of Issuer and Address of Issuer’s Principal Executive Offices:

(a)           Name of Issuer:                                Domino’s Pizza, Inc. (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48106

Item 2.  Person Filing:

(a)           Name of Person Filing:

Blue Harbour Group, LP (“Manager”)
Blue Harbour Strategic Value Partners Master Fund, LP (the “Fund”)
Blue Harbour Institutional Partners Master Fund, L.P. (“BHIP”)
Blue Harbour GP, LLC (“Fund GP”)
Blue Harbour Holdings, LLC (“Manager GP”)
Clifton S. Robbins (“Mr. Robbins”)

The Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)           Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Manager, the Fund, BHIP, Fund GP,  Manager GP and Mr. Robbins is:

646 Steamboat Road
Greenwich, Connecticut 06830

(c)           Citizenship:

Each of the Fund and BHIP is organized under the laws of the Cayman Islands.  Each of Fund GP, Manager and Manager GP is organized under the laws of the State of Delaware.  Mr. Robbins is a citizen of the United States of America.

(d)           Title of Class of Securities:

Common Stock,  par value $.01 per share (the “Common Stock”)

(e)           CUSIP Number:

25754A201

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	Investment company registered under Section 8 of the Investment Company Act

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

Page 8 of 11 Pages

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.  Ownership.

Item 4(a):  Amount Beneficially Owned:

See response to Item 9 on each cover page, and the information set forth below.

Item 4(b):  Percent of Class:

See response to Item 11 on each cover page, and the information set forth below.  Such figure is based on 58,434,101 shares of Common Stock outstanding as of October 6, 2009, as set forth in the Company’s Report on Form 10-Q filed on October 13, 2009.

Item 4(c):  Number of shares as to which the Reporting Person has:

(i)           Sole power to vote or direct the vote:

See response to Item 5 on each cover page, and the information set forth below.

(ii)           Shared power to vote or to direct the vote:

See response to Item 6 on each cover page, and the information set forth below.

(iii)           Sole power to dispose of or to direct the disposition of:

See response to Item 7 on each cover page, and the information set forth below.

(iv)           Shared power to dispose of or to direct the disposition of:

See response to Item 8 on each cover page, and the information set forth below.

The Fund is an exempt limited partnership organized under the laws of the Cayman Islands and is the direct owner of 562,155 shares of Common Stock reported on this Statement on Schedule 13G and BHIP is an exempt limited partnership organized under the laws of the Cayman Islands and is the direct owner of 282,345 shares of Common Stock reported on this Statement on Schedule 13G.  Fund GP is the general partner of the Fund and BHIP.  Manager serves as investment manager of the Fund and BHIP.  Manager GP is the general partner of Manager.  Mr. Robbins directly or indirectly through trusts or other entities controlled by Mr. Robbins is the controlling shareholder of Manager GP and Fund GP.  By virtue of their relationships, Fund GP, Manager, Manager GP and Mr. Robbins may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the shares beneficially owned by the Fund and BHIP.  Fund GP, Manager, Manager GP and Mr. Robbins disclaim beneficial ownership of such shares for all other purposes.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].

Page 9 of 11 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit 1 to the original Statement on Schedule 13G of the Reporting Persons.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a) Not applicable.

(b) By signing below the undersigned certifies that, to the best of its or his (as the case may be) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 20, 2010	BLUE HARBOUR GROUP, LP By: Blue Harbour Holdings, LLC, its general partner

	By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

January 20, 2010	BLUE HARBOUR STRATEGIC VALUE PARTNERS MASTER FUND, LP By: Blue Harbour Holdings, LLC, its general partner

	By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

January 20, 2010	BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P. By: Blue Harbour Holdings, LLC, its general partner

	By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

January 20, 2010
BLUE HARBOUR GP, LLC By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

January 20, 2010
BLUE HARBOUR HOLDINGS, LLC By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins
January 20, 2010	Name: Clifton S. Robbins

Page 11 of 11 Pages